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FOIA CONFIDENTIAL TREATMENT REQUEST The entity requesting confidential treatment is: Boundless Bio, Inc.	Dubai	San Diego
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[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Boundless Bio, Inc. with respect to this letter.	Madrid

March 8, 2024

VIA EDGAR

Daniel Crawford

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Boundless Bio, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-277696)

Dear Mr. Crawford:

Rule 83 Confidential Treatment Requested by Boundless Bio, Inc.

This letter is furnished supplementally on behalf of Boundless Bio, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 29, 2023, and in connection with the review by the Commission of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the Staff in its review, the Company advises the Staff that it presently estimates, considering information currently available and current market conditions and based in part on information received by the lead underwriters, that the initial public offering price per share for the initial public offering (“IPO”) pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”). For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the IPO, the Company and the lead underwriters have not yet finally agreed to a price range for the IPO. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate stock split, will include a price range of no more than $2.00 or 20% of the high end of the range, unless otherwise approved by the Staff.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Recent Stock Option Grants

The Company’s grants of stock options during the 12 months preceding the latest balance sheet date presented in the Registration Statement, as well as those made since the latest balance sheet, are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options		Per Share Fair Value of Shares on Grant Date
January 16, 2023	433,716	$0.51	*	$0.51	*
February 15, 2023	26,300	$0.51	*	$0.51	*
May 17, 2023	290,900	$0.21		$0.21
June 13, 2023	19,606,000	$0.21		$0.21
June 21, 2023	2,120,642	$0.21		$0.21
July 15, 2023	839,536	$0.21		$0.21
July 26, 2023	3,835,000	$0.21		$0.21
October 2, 2023	1,080,000	$0.23		$0.23
October 16, 2023	515,000	$0.23		$0.23
November 15, 2023	190,000	$0.23		$0.23
December 13, 2023	1,050,000	$0.23		$0.23
February 5, 2024	2,715,790	$0.42		$0.42
February 15, 2024	13,670,050	$0.42		$0.42

*	Represents original exercise prices and per share values. These options were repriced on June 13, 2023 to modify the exercise prices to $0.21 per share.

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors (the “Board”) considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 97 and 98 of the Registration Statement.

Based on the Company’s early stage of development, the difficulty in predicting the range of specific outcomes (and their likelihood) and other relevant factors, a hybrid method computing the probability-weighted value across two scenarios (the Current Value Method (“CVM”) scenario and the Option Pricing Method (“OPM”) scenario or, as described below, a market-adjusted OPM scenario) was considered most appropriate for valuations through April 2023. In addition, as a result of the closings of the Company’s Series C convertible preferred stock financing in April and May 2023 (“Series C Financing”) at a per share purchase price of $0.70, in the valuation completed in April 2023, the Company used the backsolve method to determine equity value in the OPM scenario. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity

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FOIA CONFIDENTIAL TREATMENT REQUEST

securities in a recent arm’s length transaction. For valuations performed beginning in September 2023, the Company used a hybrid method of the OPM scenario and an IPO scenario given the development progress of the Company and better visibility into the potential for an IPO. For each IPO scenario used in the valuations, the Company estimated its equity value based on, among other things, the value of public companies deemed similar to the Company at the time of their IPOs.

In order for the Board to determine the estimated fair value of the Company’s common stock, the Company obtained independent third-party valuations of its common stock as of March 31, 2022 (the “March 31, 2022 Valuation”), April 5, 2023 (the “April 5, 2023 Valuation”), September 15, 2023 (the “September 15, 2023 Valuation”), December 1, 2023 (the “December 1, 2023 Valuation”), and January 19, 2024 (the “January 19, 2024 Valuation”).

At each option grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value of the Company’s common stock from the previous valuation date. The Company does not expect to make any additional grants prior to the completion of its IPO other than grants made concurrent with the IPO at an exercise price equal to the final IPO price.

Grant Date Fair Value Determinations

January and February 2023 Option Grants

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.51 per share for options granted on January 16, 2023 and February 15, 2023, after considering the March 31, 2022 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the report date of the March 31, 2022 Valuation and that the March 31, 2022 Valuation was still appropriate.

For the March 31, 2022 Valuation, the Company utilized an OPM method to derive the implied equity value for the Company, whereby it applied a market adjustment to the prior April 30, 2021 valuation given the Company had not completed a recent equity financing. The Company applied a 10% downward adjustment to the OPM allocable value from the prior valuation given declines in selected guideline public companies market capitalizations and biotechnology index during the period, which resulted in an allocable equity value of approximately $[***] million. In addition, an option-based approach based on an average of the Finnerty and Asian put models was performed to estimate a 35% discount for lack of marketability (“DLOM”) for the common stock. The Company estimated the expected timing of a potential liquidity event was 1.5 years, based on management’s best estimates and an analysis of market conditions. The concluded fair value was $0.51 per share.

Repricing

On June 13, 2023, in order to retain and properly incentivize the Company’s employees, the Board approved a repricing of stock options held by current employees with exercise prices in excess of $0.21 per share, whereby the exercise price per share of each outstanding stock option with an exercise price higher than $0.21 per share was lowered to $0.21 per share (the fair market value per share on the date of the repricing as determined by the Board based on the April 5, 2023 Valuation discussed below). As disclosed in the Registration Statement, the repricing resulted in one-time stock-based compensation expense of approximately $263,000 related to vested options and incremental stock option expense of approximately $377,000 related to unvested options, which will be amortized on a straight-line basis over the remaining vesting period of those options.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

May, June and July 2023 Option Grants

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.21 per share as of May 17, 2023, June 13, 2023, June 21, 2023, July 15, 2023 and July 26, 2023, after considering the April 5, 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the report date of the April 5, 2023 Valuation and that the April 5, 2023 Valuation was still appropriate. Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock as part of the April 5, 2023 Valuation was the closing of the Series C Financing in April 2023.

The Company utilized a $[***] million and $[***] million equity value and assigned a [***]% and [***]% probability weighting to the OPM and CVM scenarios, respectively, and used a DLOM of 45% in each scenario (based on the application of the Finnerty and Asian put option analyses). This resulted in a present value per share of $[***] and $[***] and weighted adjusted present value per share of $[***] and $[***] in the OPM and CVM scenarios, respectively. The Company estimated the expected timing of a potential liquidity event was 1.8 years in the OPM scenario, based on management’s best estimates and an analysis of market conditions.

October and November 2023 Option Grants

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.23 per share as of October 2, 2023, October 16, 2023 and November 15, 2023, after considering the September 15, 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the report date of the September 15, 2023 Valuation and that the September 15, 2023 was still appropriate.

As discussed above, the Company included an IPO scenario beginning with the September 15, 2023 Valuation. Although management believed an eventual IPO was possible, there remained significant uncertainty as of the valuation date based on the early stage of the Company’s POTENTIATE clinical trial and uncertain market conditions with respect to whether the IPO window would be open in 2024 for companies without later-stage clinical data. Importantly, while the Company had filed an initial draft Registration Statement on September 1, 2023 and an amendment to the draft Registration Statement on October 11, 2023, by the time the final report for the September 15, 2023 Valuation was issued on November 15, 2023, based on the status of the POTENTIATE clinical trial and other development programs, the Company had decided not to proceed with the filing of another amendment to the draft Registration Statement as it believed the likelihood of a near-term IPO was very unlikely. In addition, unlike other companies at this stage of the IPO process, the Company elected not to conduct any testing-the-waters (“TTW”) meetings with investors and ended up not refiling another amendment to the draft Registration Statement until January 22, 2024. Thus, the Company assigned a [***]% probability weighting to the IPO scenario, with the remaining [***]% to the OPM scenario. The Company utilized a $[***] million and $[***] million equity value and DLOM of 45% and 15% for the OPM and IPO scenarios, respectively (based on the application of the Finnerty and Protective and Asian put option analyses for the OPM scenario and published comment letters of the Commission for the IPO scenario due to the term to liquidity of less than 12 months). This resulted in a present value per share of $[***] and $[***] and weighted adjusted present value per share of $[***] and $[***] in the IPO and OPM scenarios, respectively. The Company estimated the expected timing of a potential liquidity event was 0.62 years in the IPO scenario (April 30, 2024) and 1.3 years in the OPM scenario, based on management’s best estimates and an analysis of market conditions.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

December 2023 Option Grants

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.23 per share as of December 13, 2023, after considering the December 1, 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the report date of the December 1, 2023 Valuation and that the December 1, 2023 Valuation was still appropriate.

For the reasons discussed above, the Company left the probabilities of the IPO and OPM scenarios unchanged as no events had occurred since the prior valuation to alter the likelihood of those scenarios. The Company utilized a $[***] million and $[***] million equity value and DLOM of 40% and 15% for the OPM and IPO scenarios, respectively (based on the application of the Finnerty and Protective and Asian put option analyses for the OPM scenario and published comment letters of the Commission for the IPO scenario due to the term to liquidity of less than 12 months). This resulted in a present value per share of $[***] and $[***] and weighted adjusted present value per share of $[***] and $[***] in the IPO and OPM scenarios, respectively. The Company estimated the expected timing of a potential liquidity event was 0.41 years in the IPO scenario (April 30, 2024) and 1.0 year in the OPM scenario, based on management’s best estimates and an analysis of market conditions.

February 2024 Option Grants

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.42 per share as of February 5, 2024 and February 15, 2024, after considering the January 19, 2024 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the report date of the January 19, 2024 Valuation and that the January 19, 2024 Valuation was still appropriate.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock for the February 2024 grants were the following developments in the Company’s business subsequent to December 13, 2023:

•	the Company determined to re-submit an amended draft Registration Statement, which it did on January 22, 2024, and started to prepare for TTW meetings with investors;

•	the continued progress in the POTENTIATE clinical trial; and

•	the Company received IND clearance from the FDA for BBI-825.

Given the above developments, the Company assigned a [***]% probability weighting to the IPO scenario, with the remaining [***]% to the OPM scenario. While the Company believed the probability to complete an IPO increased since the prior valuation, there remained considerable doubt about whether the IPO window would open for early-stage clinical development companies such as the Company – the biotech IPOs completed in 2024 as of such time had later-stage programs with differentiated data results. The Company utilized a $[***] million and $[***] million equity value and DLOM of 40% and 10% for the OPM and IPO scenarios, respectively (based on the application of the Finnerty and Protective and Asian put option analyses for the OPM scenario and published comment letters of the Commission for the IPO scenario due to the term to liquidity of less than 12 months). This resulted in a present value per share of $[***] and $[***] and weighted adjusted present value per share of $[***] and $[***] in the IPO and OPM scenarios, respectively. The Company estimated the expected timing of a potential liquidity event was 0.2 years in the IPO scenario (April 30, 2024) and 1.0 year in the OPM scenario, based on management’s best estimates and an analysis of market conditions.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Analysis in Light of Current IPO Timing

In light of the public filing of the Registration Statement on March 6, 2024, the Company evaluated whether or not, in retrospect, the assumptions utilized for purposes of the October, November and December 2023 option grants were appropriate. While the Company continues to believe those assumptions and corresponding fair value determination were appropriate at such time given the Company and market specific factors discussed above, the Company reconsidered, solely for financial reporting purposes, what the amount of any incremental stock compensation expense for the options issued during the fourth quarter of 2023 would be based on a straight-line interpolation from the valuation of $0.23 per share used for each of those options and the midpoint of the Preliminary Price Range of $[***]. The Company determined the amount of incremental stock-based compensation expense associated with such awards (approximately $12,000) was immaterial to the Company’s results of operations for the fourth quarter and fiscal year ended December 31, 2023.

In addition, the Company has determined that, given the minimal amount of time between the February 2024 grants and the Company’s planned IPO, the Company anticipates taking into account the final IPO offering price when establishing the final fair value estimate of the February 2024 options for the purposes of calculating and recording stock-based compensation expense for the three months ended March 31, 2024. While the Company has not yet prepared financial statements for the three months ended March 31, 2024, the Company has established preliminary fair values for the February 2024 grants based upon a straight-line interpolation from the September 15, 2023 Valuation of $0.23 per share and the midpoint of the Preliminary Price Range of $[***]. As a result of such straight-line interpolation, the estimated per share fair value of the common stock underlying the options granted on February 5, 2024 and February 15, 2024 is $0.67 and $0.70 per share, respectively. Utilizing this reassessed fair value in the Black-Scholes calculations yields an increase in the unrecognized stock-based compensation expense for the February 2024 awards from $5.3 million to $9.5 million.

For each of the fourth quarter 2023 and first quarter 2024 option grants, the Company believes this straight-line interpolation provided better approximations to the fair value of the Company’s common stock because no discrete event caused an increase in valuation on the respective dates of the option grants. Rather, as discussed above, the September 15, 2023 Valuation initially used was the first point in time the Company’s development progress gave it better visibility into the potential for an IPO (coupled with the initial draft Registration Statement filing) and since that time the continued progress on the Company’s research and development programs and an increased likelihood of an IPO resulted in a ratable increase in value throughout the applicable quarters. The Company plans to update its filing to add the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the next amendment to the Registration Statement that will include the estimated initial public offering price range:

“In February 2024, we granted stock options to purchase approximately 16.4 million shares of our common stock at an exercise price of $0.42 per share, which generally vest over a requisite service period of four years. The exercise prices for the stock options we granted in February 2024 were equal to the fair value of a share of our common stock on the grant date as determined by our board of directors on the date of grant. In light of progress made towards completion of an IPO and information received in estimation of our initial public offering price range, we preliminarily established the fair value of the February 2024 grants for financial reporting purposes based on a straight-line interpolation from a third-party valuation of our common stock on September 15, 2023 to the midpoint of the initial price range for this offering in order to determine the appropriate stock-based compensation expense. Therefore, while we have not yet prepared

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financial statements for the first quarter of 2024, we expect, solely for financial reporting purposes, to recognize stock-based compensation expense for the February 2024 grants of approximately $9.5 million, to be amortized over a weighted average term of 3.9 years. The amount of stock-based compensation expense related to these options is based upon our estimates, and could change as events and circumstances change. Upon completion of this offering, our common stock will be publicly traded and we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.”

COMPARISON OF MOST RECENT VALUATIONS AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for the IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the lead underwriters. The Company’s most recent grants of stock options were for an aggregate of 2,715,790 shares made on February 5, 2024 and an aggregate of 13,670,050 shares made on February 15, 2024, in each case with an exercise price of $0.42 per share, which the Board determined to be the fair value of the Company’s common stock on those dates (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the strong momentum of the securities markets, particularly the Nasdaq Biotechnology Index, and the recent market prices of and demand for publicly traded common stock of comparable companies;

•	the continued progress in the POTENTIATE clinical trial;

•	favorable feedback received from potential investors in the Company’s TTW meetings;

•	an assumption that there would be a receptive public trading market for early clinical-stage biopharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the most recent estimated fair values of the Company’s common stock as determined by the Board and the Preliminary Price Range, if obtained, is that the hybrid valuation method used by the Company to determine such estimated fair values since April 2023 reflects the potential that the Company might remain a privately held company (including the possibility of having its clinical trials fail), which inherently decreases the estimated fair value per share of the Company’s common stock due to the combination of (i) the lower equity value in the OPM scenario and the discounting to present value and (ii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO in March 2024, and does not include a DLOM as an active trading market for the Company’s common stock will exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected fair value from other potential future scenarios nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible

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preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the liquidation preferences and preferential rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the OPM scenario.

Notably, the implied equity value of $[***] million and estimated present value per share of $[***] utilized in the IPO scenario used to determine the Estimated Fair Value is within the Preliminary Price Range and implied equity value of approximately $[***] million at the midpoint of the Preliminary Price Range.

Conclusion

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, the Company believes that the estimated fair values of its common stock as determined by the Board since January 2023 are consistent with the increasing value of its common stock in connection with its progression towards an IPO.

In light of the above, the Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Estimates and Judgments – Stock-Based Compensation Expense” for additional background regarding its equity grant valuation methodologies to date.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Zachary Hornby, President and Chief Executive Officer, Boundless Bio, Inc., 9880 Campus Point Drive, Suite 120, San Diego, CA 92121, telephone (858) 766-9912, before it permits any disclosure of the highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Alan Campbell, U.S. Securities and Exchange Commission

Ibolya Ignat, U.S. Securities and Exchange Commission

Vanessa Robertson, U.S. Securities and Exchange Commission

Zachary Hornby, Boundless Bio, Inc.

Jami Rubin, Boundless Bio, Inc.

Jessica Oien, Boundless Bio, Inc.

Cheston Larson, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Denny Won, Cooley LLP

Charles Bair, Cooley LLP